

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

May 29, 2007

<u>**Via U.S. Mail and Fax (215) 619-3526**</u>
Mr. Robert B. Wallace
Chief Financial Officer
Buckeye Partners, L.P.
Five TEK Park
9900 Hamilton Boulevard
Breinigsville, PA 18031

> **Re:** **Buckeye Partners, L.P.**
> **Form 10-K for the Fiscal Year Ended December 31, 2006**
> **Filed February 26, 2007**
> **File No. 1-09356**

Dear Mr. Wallace:

We have reviewed your Form 10-K for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for fiscal year ended December 31, 2006

Note 3. Acquisitions and Equity Investments
2005 Acquisitions, page 74

1. Tell us and disclose more specifically how you accounted for the December 1, 2005 acquisition. We note the acquisition was an exchange for consideration that included capacity lease agreements related to a pipeline and a terminal. Tell us how you determined the valuation and if the value of the exchanged interests was equivalent. Further, tell us how you determined the estimated fair values of the 26 mile pipeline and the 40% interest in Muskegon.

Note 21. Other Events
BGH IPO and General Partner Restructuring, page 94

2. Tell us and disclose in more detail what specifically changed in the amendment to the Incentive Compensation Agreement and the Partnership agreement to recharacterize the payments to the General Partner as distribution payments rather than compensation payments.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the

    filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or April Sifford at (202) 551-3684 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ April Sifford

April Sifford
Branch Chief Accountant